Exhibit 99.1

GulfMark Offshore Inc. Announces Receipt of Requisite
Consents to Amend the Indenture Governing its 8.75% Senior Notes Due 2008

     HOUSTON, TX, July 14, 2004 - GulfMark Offshore, Inc. (NASDAQ:GMRK) announced today that pursuant to its previously announced tender offer and consent solicitation (the "Offer") for any and all of its $130,000,000 aggregate principal amount of 8.75% senior notes due 2008 (the "Notes"), it has received the requisite consents to adopt the proposed amendments to the indenture governing the Notes by the expiration of the consent period at 5:00 P.M., New York City time, on July 13, 2004 (the "Consent Date"). Adoption of the proposed amendments required the consent of holders of at least a majority of the aggregate principal amount of the outstanding Notes under the indenture. The proposed amendments eliminate substantially all of the restrictive covenants and certain events of default in the indenture. As of the Consent Date, $104,245,000 in aggregate principal amount, or approximately 80% of the outstanding Notes, have been validly tendered.

     The Company and U.S. Bank National Association, in its capacity as trustee under the indenture, executed a supplemental indenture setting forth the proposed amendments on July 13, 2004. Notes tendered pursuant to the Offer may no longer be validly withdrawn, and the related consents may no longer be validly revoked. The proposed amendments to the indenture will be of no effect if the Notes are not accepted for payment and paid pursuant to the terms of the Offer. The proposed amendments are binding upon the holders of the Notes, including those not tendered in the Offer.

     The consent solicitation period expired at 5:00 P.M., New York City time, on July 13, 2004. Holders that tender their Notes after such date and on or prior to 12:00 midnight, New York City time, on July 30, 2004, unless the Offer is extended, will receive the tender price of $1,002.90 per $1,000 principal amount of Notes, but such tendering holders will not receive the consent payment that is payable to holders that tendered their Notes prior to the expiration of the consent solicitation period.

     GulfMark currently intends to redeem any Notes not tendered in the tender offer pursuant to the terms of the indenture. The current redemption price for the Notes is 102.917% plus accrued and unpaid interest. This statement of intent shall not constitute a notice of redemption under the indenture.

     This announcement is neither an offer to purchase or sell nor a solicitation of an offer to purchase or sell the Notes. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 2, 2004.

     GulfMark has retained Lehman Brothers Inc. to serve as the Dealer Manager and Solicitation Agent and D.F. King & Co., Inc. to serve as the Information Agent for the Offer. Requests for documents may be directed to D.F. King & Co., Inc., by telephone at (800) 628-8532 (toll-free) or (212) 269-5550 or in writing at 48 Wall Street, 22nd Floor, New York, NY

GulfMark Offshore, Inc.
Press Release
July 14, 2004

10005. Questions regarding the tender offer may be directed to Lehman Brothers Inc., at (800) 438-3242 (toll-free) or (212) 528-7581, Attention: Liability Management.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-two (52) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil, India and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.